Filed pursuant to Rule 424(b)(3)

Registration No. 333-129155

2,307,692 Shares

MATRIX SERVICE COMPANY

COMMON STOCK

This prospectus relates to the offer and sale from time to time of up to an aggregate of 2,307,692 shares of our common stock for the account of the selling stockholders named in this prospectus. The selling stockholders, or their transferees, pledgees, donees or other successors in interest, may dispose of their shares of common stock by the methods described under “Plan of Distribution.”

The shares of common stock being registered for resale consist of shares of common stock issued in a private placement on October 3, 2005, which is more fully described under the heading “Matrix Service Company—Recent Events.”

We will not receive any of the proceeds from the disposition by the selling stockholders of the shares of common stock.

Our common stock is listed on the Nasdaq National Market under the symbol “MTRX.” On October 19, 2005 the last reported sales price for our common stock was $9.25.

There are significant risks associated with an investment in our securities. See “ Risk Factors” beginning on page 4. You should also read carefully the risks we describe in our periodic reports that we file with the Securities and Exchange Commission, for a better understanding of the risks and uncertainties that investors in our common stock should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 28, 2005.

You should rely only on the information contained in or specifically incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus or incorporated by reference into this prospectus may only be accurate on the date of those documents.

MATRIX SERVICE COMPANY

Our Business

We provide construction services and repair and maintenance services primarily for facilities used in the downstream petroleum industry, such as petroleum refineries and petroleum and natural gas products storage, terminals and pipelines, and for facilities used in the power industry for the generation (by fossil, hydro, and nuclear) and transmission of power. Our construction services segment includes turnkey construction services, civil construction, structural steel erection, mechanical installation, process piping electrical and instrumentation, fabrication, vessel and boiler erection, plant modifications, centerline turbine erection, and start-up and commissioning. In addition, we offer design, engineering, fabrication and construction of aboveground storage tanks and large liquified natural gas, or “LNG” tanks. Our repair and maintenance services segment provides routine, preventative and emergency maintenance and repair services, including services related to refining and petrochemical turnarounds, facility plant outages, facility maintenance, tank inspection, repair and maintenance industrial cleaning and ASME code repairs. We believe that we excel as a full-service contractor, providing our clients with superior service through qualified professionals, technical expertise, skilled craftsmen and excellent project management.

Our Executive Offices

We are a Delaware corporation. Our principal offices are located at 10701 E. Ute Street, Tulsa, Oklahoma 74116-1517. Our telephone number is (918) 838-8822. Our internet website address is www.matrixservice.com. Information on our website is not a part of this prospectus.

Recent Events

On October 3, 2005, we completed a direct private placement of 2,307,692 shares of our common stock, par value $0.01. The shares were sold under a securities purchase agreement among us and certain accredited investors at a purchase price of $6.50 per share. The purchase price for the common stock was paid in cash.

In connection with the private placement of our common stock, on October 3, 2005, we entered into a registration rights agreement with the buyers. The registration rights agreement requires us to file a registration statement with respect to the shares issued in the private placement within 60 days after the closing date and to cause the registration statement to be declared effective by the Securities and Exchange Commission no later than the earlier of (i) 120 days after the closing and (ii) five trading days after we are notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments. In addition, we are required to use our best efforts to keep the registration statement effective for a period of five years or such earlier date as the shares have been sold or may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act of 1933, as amended (the “Securities Act”).

The registration statement of which this prospectus forms a part is being filed by us in order to comply with the requirements set forth in the registration rights agreement as described in the preceding paragraph.

Additional information about the private placement is available in our Current Report on Form 8-K filed with the SEC on October 4, 2005, which is incorporated by reference into this prospectus, as described in “Incorporation of Certain Documents by Reference.”

RISK FACTORS

Before you invest in our securities, you should be aware that there are various risks. You should carefully consider the risk factors set forth in this prospectus and the reports we file with the SEC which are incorporated by reference into this prospectus, as well as other information we include or incorporate by reference in this prospectus, before you decide whether an investment in our securities is suitable for you. These are not the only risks and uncertainties we face. Additional risks and uncertainties that we are presently unaware of or currently consider immaterial may also adversely affect our business operations.

Risks Relating to Our Business

Adverse events have negatively affected our liquidity position.

Our liquidity consists primarily of cash from operations and advances under our revolving credit facility. We cannot assure you that we will have sufficient cash from operations or the credit capacity to meet all of our cash needs if we continue to encounter significant working capital requirements, including the requirement to carry our costs included in uncollected accounts receivable, contract dispute receivables, claims for increased costs caused by others, unapproved change orders and costs incurred in excess of contract billings.

Insufficient cash from operations and insufficient earnings from operations have recently and could in the future result in our failure to comply with the terms of our credit agreement. Primarily as a result of cost overruns on certain projects, lower than expected revenues in our construction services segment and lower cash from operations resulting from non-payment of contract dispute receivables, and claims against customers, we were not in compliance with certain of the financial covenants contained in our credit agreement as of May 31, 2004, August 31, 2004 and February 28, 2005. We obtained, at substantial cost, waivers from our lenders with respect to our non-compliance with specified covenants as of those dates.

Our credit agreement originally consisted of a five-year term loan of $32.5 million and a three-year $55 million revolving credit facility. Substantially all of our properties and assets and those of our domestic subsidiaries secure the senior credit facility. Under the original agreement, we paid LIBOR-based interest on funds borrowed under the term loan and funds borrowed on a revolving basis bore interest on a Prime or LIBOR-based option.

In August 2004, the senior credit facility was amended to convert $20 million of the revolver balance to a term loan (“Term Loan B”) and to reduce the credit commitment on the revolver by an equal amount from $55 million to $35 million. The facility was further amended in December 2004 to provide that interest on Term Loan B would accrue at a 12.5% per annum fixed rate from November 30, 2004 until March 31, 2005, when the interest rate increased to an 18% per annum fixed rate. The interest rate was scheduled to further increase to a 21% per annum fixed rate on June 30, 2005.

In April 2005, we issued $30.0 million of convertible notes in a private placement and Term Loan B was repaid in full. At that time, the credit agreement was amended to limit availability under the primary revolver to the lesser of $35 million or 80% of a borrowing base defined in the credit agreement. The amendment also established a $10 million revolving loan B commitment. The revolving loan B commitment bore cash interest at Prime, had an original maturity of October 31, 2005 and was secured by various contract dispute receivables. Availability under the commitment was limited to $10 million less an amount equal to the value of all of our outstanding checks. The revolving loan B commitment was to be further reduced by an amount equal to any funds collected with respect to “large disputed accounts.”

In addition, the revolving B borrowing base and, consequently, the revolving B loan commitment, could be decreased by the revolver B lenders at their sole discretion.

In August 2005, the senior credit facility was amended (“Amendment Ten”) to extend both revolving loan commitments to June 30, 2006.

Our credit agreement requires us to make mandatory prepayments in certain circumstances, including upon the sale of certain assets in excess of $250,000, the sale of stock or the issuance of subordinated indebtedness, or in the event that we generate “excess cash,” incur a borrowing base deficiency or collect contract dispute receivables.

Amendment Ten to our credit agreement modified our financial covenants. Under Amendment Ten, we are required to maintain minimum levels of “augmented consolidated EBITDA” for various quarterly test periods through May 31, 2006 as of designated quarterly test dates. The starting point for the augmented consolidated EBITDA is “consolidated EBITDA,” which is defined to include “consolidated net income,” plus, to the extent deducted in determining consolidated net income:

•	consolidated interest expense;

•	expense for taxes paid or accrued;

•	depreciation and amortization; and

•	up to $3,000,000 in the aggregate of the following:

•	specifically defined professional and consulting fees;

•	other expenses related to the reorganization of our fabrication operations;

•	lease termination costs arising from the termination of leases occurring as a part of and during our restructuring;

•	costs and expenses related to the search for a replacement Chief Executive Officer but only to the extent paid or incurred on or before November 30, 2005;

•	severance payments and retention bonuses associated with our restructuring;

•	legal fees and legal expenses incurred with regard to the enforcement and collection of the large disputed accounts;

•	losses on sales of fixed assets approved by the lenders and incurred prior to November 30, 2005; and

•	losses arising from the settlement of large disputed accounts,

minus, to the extent included in consolidated net income:

•	gains on sales of fixed assets;

•	extraordinary gains realized other than in the ordinary course of business; and

•	income tax benefits.

In connection with calculating augmented consolidated EBITDA, consolidated EBITDA is increased by an amount equal to the lesser of $3 million or the sum of the following:

•	if one or more sales of assets approved by the lenders has occurred, then the aggregate for all such sales of the amount by which:

•	an amount equal to the borrowing base immediately after the closing of such sale minus the aggregate principal balance of the revolving loans measured immediately after the application of such proceeds exceeds an amount equal to the borrowing base immediately prior to the closing of such sales minus the aggregate principal balance of the revolving loans measured immediately prior to the application of such proceeds;

•	federal and state tax refunds received during such period less the amount of any taxes paid;

•	reimbursements received during such period from customers for capital expenditures associated with a specified liquefied natural gas project undertaken by us to the extent that, during the same period, such capital expenditures actually occurred; and

•	cash proceeds received during such period from the sale of any common stock, preferred stock, warrant or other equity (other than the exercise of stock options by employees, officers and directors) approved by the lenders and from the issuance of any subordinated indebtedness approved by the lenders.

The minimum level of augmented consolidated EBITDA for each quarterly test period is as follows:

Test Periods	Minimum Augmented Consolidated EBITDA	Reporting Date
June 1, 2005 through August 31, 2005	$4,135,000	September 30, 2005
June 1, 2005 through November 30, 2005	$7,493,000	December 31, 2005
June 1, 2005 through February 28, 2006	$10,651,000	March 31, 2006
June 1, 2005 through May 31, 2006	$15,302,000	June 30, 2006

Amendment Ten requires us to maintain a minimum senior fixed charge coverage ratio of 1.00 as of each quarterly measurement date, which is a ratio of augmented consolidated EBITDA for the fiscal year to date, minus cash dividends and distributions made or paid during the period, to:

•	scheduled current maturities of the term loan for the fiscal year to date; plus

•	scheduled current maturities of the Hake Group acquisition payable for the fiscal year to date; plus

•	consolidated interest expense for the year to date (excluding amounts included in consolidated interest expense for amortization of deferred financing fees, amortization of prepaid interest related to the subordinated debt, accretion related to the Hake Group acquisition payable, and interest attributable to the additional accrued margin that is neither paid for nor due and payable during the fiscal year to date); plus

•	current maturities on capitalized leases for the fiscal year to date; plus

•	capital expenditures paid during such fiscal year to such date.

Amendment Ten also requires us to maintain a minimum debt service coverage ratio of consolidated EBITDA for the fiscal year to date, minus cash dividends and distributions during the period, to:

•	scheduled current maturities of the term loan for the fiscal year to date; plus

•	scheduled current maturities of the Hake Group acquisition payable for the fiscal year to date; plus

•	consolidated interest expense for the year to date (excluding amounts described above); plus

•	current maturities on capitalized leases for the fiscal year to date.

The required debt service coverage ratio is:

•	1.43 for the period ended August 31, 2005;

•	1.65 for the period ending November 30, 2005, 1.65 for the period ending February 28, 2006; and

•	1.38 for the period ending May 31, 2006.

Amendment Ten provides that borrowings under the revolvers and the term loan bear prime-based interest plus a margin, and an additional accrued margin that is paid upon termination of the facility as further described in this paragraph. Amendment Ten provides for cash pay interest at a rate of prime plus 1.0% and accrued interest at 1.0% beginning April 2005 and escalating fifty basis points monthly until December 31, 2005 at which time the accrued margin is 5.0%. For the period from January 1, 2006 to January 31, 2006, cash pay interest converts to prime plus 3.5% with accrued interest at 3.5% on both revolvers and the term loan. For the period from February 1, 2006 to February 28, 2006, cash pay interest converts to prime plus 4.75% with accrued interest at 2.5% on both revolvers and the term loan. For the period from March 1, 2006 to March 31, 2006, cash pay interest converts to prime plus 6.0% with accrued interest at 1.5% on both revolvers and the term loan. Effective April 1, 2006, cash pay interest converts to prime plus 8.25% on both revolvers. We were paying a weighted average interest rate of 10.50% on the term loan and the revolver at August 31, 2005.

At August 31, 2005, $15.5 million was outstanding under the revolver and $18.5 million was outstanding under the term loan. There were no borrowings under revolving loan B. The additional accrued margin recorded as an accrued liability as of August 31, 2005 and May 31, 2005 was $0.4 million and $0.3 million, respectively. In addition, we have an accrued liability of $1.0 million recorded as of August 31, 2005 and May 31, 2005 for credit facility amendment fees, which is payable upon termination of the facility. At August 31, 2005, $11.8 million of the revolver was utilized by outstanding letters of credit, which automatically renew on an annual basis. At August 31, 2005, remaining availability under the credit facility consisted of $5.2 million available under the primary revolver and $7.6 million under revolving loan B. At October 4, 2005, no balance was outstanding under the primary revolver, $11.2 was utilized by outstanding letters of credit and our availability was $23.6 million. As of that same date, the outstanding balance on the term loan was approximately $16.9 million. Furthermore, the revolving loan B commitment was eliminated upon the completion of the private placement of common stock discussed above under “Matrix Service Company–Recent Events.”

The credit agreement limits our capital expenditures to $9 million annually, limits unsecured indebtedness we may borrow for general operating purposes to $1 million, limits capital lease obligations to $15 million and limits the amount of letters of credit we may have outstanding to $15 million.

Although our credit agreement provides us with sufficient liquidity for the current fiscal year, the $35 million revolver expires on June 30, 2006. While we are currently working to obtain a new credit facility, we cannot assure you that our efforts to extend or refinance our credit facility will be successful. In addition, the failure to comply with the terms of our credit agreement has required us to incur significant fees to our lenders to obtain waivers and amendments and caused us to seek alternative financing. Without acceptable waiver or amendments from our lenders with respect to any future covenant violations or alternative financing on terms acceptable to us, our lenders would have the right, among others, to declare all amounts outstanding under the credit agreement to be immediately due and payable and foreclose upon and sell substantially all of our assets to repay such amounts.

Insufficient liquidity could have other important consequences to us. For example, we could:

•	have reduced operating flexibility, such as in the levels of workforce we can maintain or by being required to use subcontractors to perform work that could otherwise be performed by us;

•	be required to divert a substantial portion of our cash flow away from operations to the repayment of debt and the interest associated with that debt, particularly in the event of significant increases in interest rates as a substantial amount of our debt is at floating rates;

•	be required to delay bidding for or accepting new projects;

•	lose the services of skilled craftsmen and other experienced professionals if we are unable to retain them on our payroll during periods of idle time;

•	be restricted in our ability to bid for new work that would require significant up-front expenditures for mobilization, equipment and raw materials; and

•	experience difficulty in financing future acquisitions and/or continuing operations.

In addition, insufficient liquidity has recently and could in the future require us to negotiate extended payment terms with our vendors. To date, this has not materially affected our relationships with key vendors. However, if we are required to negotiate extended payment terms, we cannot assure you that we will not experience difficulty in ordering and obtaining equipment and raw materials from our vendors.

All or any of these consequences could place us at a disadvantage as compared with competitors with greater liquidity. This could have a negative impact upon our financial condition and results of operations.

The interest rate on our existing indebtedness will increase if we are unable to refinance our revolving credit facility. We may be unable to refinance or repay our credit facility prior to or upon its maturity.

Pursuant to Amendment Ten, all borrowings under our credit facility currently accrue interest at a base rate plus an “applicable margin” and an “additional accrued margin.” The additional accrued margin was 1.00% for the period April 22, 2005 through April 30, 2005, increased to 1.50% for the period May 1, 2005 through May 31, 2005, and will increase 0.50% on the first day of each month until December 31, 2005. Beginning January 1, 2006 to January 31, 2006, cash pay interest converts to prime plus 3.5% with accrued interest at 3.5% on both revolvers. Beginning February 1, 2006 to February 28, 2006, cash pay interest converts to prime plus 4.75% with accrued interest at 2.5% on both revolvers. Beginning March 1, 2006 to March 31, 2006, cash pay interest converts to prime plus 6.0% with accrued interest at 1.5% on both revolvers. After April 1, 2006, cash pay interest converts to prime plus 8.25% on both revolvers. The term loan bears cash pay and accrued interest at the same rates. We were paying a weighted average interest rate of 10.50% on the term loan and the revolver at August 31, 2005. Interest at the prime rate and the applicable margin is payable monthly in cash and interest at the additional accrued margin is accrued monthly and is payable in cash at the time of payment of the principal amount of the applicable loan. In addition, if we fail to refinance our credit facility prior to November 15, 2005, additional interest of 5.00% per annum will accrue and be added to the principal balance of our convertible notes beginning November 16, 2005 and until our credit facility is refinanced.

We may be unable to refinance our credit facility in the next fiscal year or at all. Moreover, the failure to refinance our credit facility on or before March 31, 2006 would constitute an event of default under the convertibles notes, which would allow the convertible note investors to require us to redeem the convertible notes for an amount which may exceed the outstanding principal amount plus all accrued and unpaid interest thereon. If we are not able to refinance our credit facility on or before its expiration, we could become subject to bankruptcy proceedings, and holders of our common stock may lose all of their investment because the claims of our creditors on our assets would be senior to the claims of our stockholders. Moreover, even if we are successful in refinancing our credit facility, any future senior indebtedness could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations.

If we fail to comply with our obligations under our registration rights agreements, we may be required to pay additional interest on the convertible notes. Our failure to comply with our obligations under the registration rights agreement among us and the holders of our convertible notes may also constitute an event of default under the convertible notes.

In connection with the private placement of our convertible notes, on April 22, 2005, we entered into a registration rights agreement with the investors in the convertible notes. The registration rights agreement requires us to use our best efforts to keep our registration statement covering the resale of the shares of our common stock issuable upon conversion of the convertible notes continuously effective until the earlier of (i) the date on which all of our common stock covered by such registration statement has been sold or may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act or (ii) the fifth anniversary of the closing date of the private placement of the convertible notes. If we fail to satisfy our obligations under the registration rights agreement, we will owe the holders of the convertible notes as partial liquidated damages an amount in cash equal to 1% of the aggregate amount paid for the convertible notes for each such event, and thereafter on each monthly anniversary of each such event (if the applicable failure shall not have been cured by such date) until the applicable failure is cured, we will owe the note holders an amount in cash equal to an additional 1% of the aggregate amount paid for the convertible notes.

Moreover, the convertible notes provide that an event of default will occur if the registration statement does not remain available for use by the holders of convertible notes for in excess of an aggregate of 20 “trading days” (which need not be consecutive) in any 18-month period during the “effectiveness period.” The occurrence of an event of default would entitle the holders of the convertible notes to require us to redeem the convertible notes for an amount which may exceed the outstanding principal amount plus all accrued and unpaid interest thereon and would also constitute an event of default under the cross default provisions of our credit agreement.

In connection with the private placement of our common stock, on October 3, 2005, we entered into a registration rights agreement with the purchasers of the common stock. The registration rights agreement requires us to file an initial registration statement with respect to the shares within 60 days after the closing date and to cause the registration statement to be declared effective by the SEC no later than the earlier of (i) 120 days after the closing, and (ii) five trading days after we are notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments. We are also required to use our best efforts to keep the registration statement effective for a period of five years or such earlier date as the shares have been sold or may be sold without volume restrictions pursuant to Rule 144(k) as promulgated by the SEC under the Securities Act. If we fail to satisfy our obligations under the registration rights agreement, we will owe each of the buyers or their qualifying transferees (the “Holders”) as partial liquidated damages an amount equal to 1.0% of the aggregate amount paid by such Holder for shares pursuant to the securities purchase agreement, and thereafter on each monthly anniversary of each such event (if the applicable failure shall not have been cured by such date) until the applicable failure is cured, we will pay to each Holder an amount in cash equal to an additional 1.0% of the aggregate amount paid by such Holder for the shares.

Our earnings for fiscal year 2005 were negatively impacted by impairment charges. Earnings for the future periods may be further affected by additional impairment charges.

Because we have grown in part through acquisitions, goodwill and other acquired intangible assets represent a substantial portion of our assets. We perform an annual goodwill impairment review in the fourth quarter of every fiscal year. In addition, we perform a goodwill impairment review whenever events or changes in circumstances indicate the carrying value may not be recoverable, such as the liquidity issues and operating results we are currently experiencing.

As a result, we performed a goodwill impairment test as of February 28, 2005. The process of evaluating the impairment of goodwill is highly subjective and requires significant judgment. Fair value of the reporting units was determined based on the probability-adjusted present value of future cash flows. An impairment charge of $25.0 million was recorded for our Construction Services segment in the quarter ended February 28, 2005. At some future date, we may determine that an additional significant impairment has occurred in the value of our unamortized intangible assets or fixed assets, which could require us to write off an additional portion of our assets and could adversely affect our financial condition or results of operations.

We are involved and are likely to continue to be involved in legal proceedings, which will increase our costs and, if adversely determined, could have a material adverse effect on our financial condition and results of operations.

We are and will likely continue to be named as a defendant in legal proceedings claiming damages from us in connection with the operation of our business. Most of the actions against us arise out of the normal course of our performing services on project sites, and include claims for workers’ compensation, personal injury and property damage. From time to time we are also named as a defendant in contract disputes with customers relating to the timeliness and quality of the performance of our services and of equipment, materials, design or other services provided by our subcontractors and third-party suppliers. We also are and are likely to continue to be a plaintiff in legal proceedings against customers seeking to recover payment of contractual amounts due to us as well as claims for increased costs incurred by us resulting from, among other things, services performed by us at the request of a customer that are in excess of original project scope that are later disputed by the customer and customer caused delays in our contract performance.

We maintain insurance against operating hazards in amounts that we believe are customary in our industry. However, our insurance has deductibles and exclusions of coverage so we cannot provide assurance that we are adequately insured against all the types of risks that are associated with the conduct of our business. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our financial condition and results of operations.

Litigation, regardless of its outcome, is expensive, typically diverts the efforts of our management away from operations for varying periods of time, and can disrupt or otherwise adversely impact our relationships with current or potential customers and suppliers. Payment and claim disputes with customers also cause us to incur increased interest costs resulting from drawing higher levels of debt under our revolving line of credit due to the failure to receive payment for disputed claims and accounts.

In February 2005, our board of directors authorized management to initiate an effort to accelerate the resolution and collection of the amounts owed to us on the disputed contracts, and to further limit the costs of litigation arising out of the various disputes. The action by the board was taken in connection with our restructuring plans and refinancing efforts. While we believe that allowing these disputes to be resolved through the normal course of arbitration or litigation would result in the recovery of amounts equal to or in excess of those previously recorded on the balance sheet, the board concluded that addressing the liquidity situation was of utmost importance. Therefore, in an effort to expedite the collection of these balances, the board authorized management to pursue resolution at amounts below those previously reflected on the balance sheet. As a result of this initiative, we recorded a reserve of $10.4 million in the third quarter of fiscal 2005. Although we believe that we are adequately reserved for the disputes, we will continue to assess the adequacy of our reserves as additional information becomes available and cannot assure you that further increases in our reserves will not be required.

The South Coast Air Management Quality District of California, or AQMD, filed a complaint against one of our customers seeking to recover from the customer in excess of $400 million in fines for alleged multiple violations of various environmental regulations at the customer’s refinery operations in California. We were neither a party to, nor named in, the complaint. However, counsel for the customer made a formal demand upon us to defend the complaint and to indemnify the customer for any damages it may suffer based upon the terms of a master services agreement that we entered into with the customer to provide certain services at the refinery. We formally rejected the customer’s demand and agreed with the customer to postpone any dispute between us until the dispute between the customer and the AQMD was resolved. We continue to provide services to the customer, including under new contracts entered into between us since the filing of the complaint by the AQMD. We have conducted no discovery other than to review our own records and the terms of the master services agreement.

In March 2005, the AQMD reached a settlement with our customer. The terms of the settlement have not been provided to us. If a claim is made against us by the customer of the magnitude previously sought against the customer by the AQMD, we believe that the cost of defending against such a claim would be significant, and if the claim were to be adversely determined against us, it would have a material adverse effect upon our financial condition and results of operations.

We may suffer losses resulting from Hurricanes Katrina and Rita.

Approximately $0.5 million of our equipment was damaged or destroyed by Hurricanes Katrina and Rita, most of which is covered by insurance. The hurricanes also caused us to evacuate 11 job sites in the Gulf region. Nine of these job sites remain shut down at this time. Our revenues for the second fiscal quarter of 2006 and subsequent quarters may be adversely affected to the extent that construction and repair and maintenance projects are delayed due to hurricane damage.

Although we anticipate that we may receive substantial additional business in the Gulf region as a result of the hurricane damage, several factors could cause our margins on these projects to be lower than anticipated and could also affect our margins in other locations outside the Gulf region. These include commodity price increases and labor and housing shortages, resulting in cost increases that we may find difficult to pass on to our customers.

Demand for our products and services is cyclical and is vulnerable to downturns in the industries and markets which we serve as well as conditions in the general economy.

The demand for our products and services depends significantly upon the existence of construction and repair and maintenance projects in the power and downstream petroleum industries in the United States and Canada. These projects may relate to power generation and transmission facilities, petroleum refineries and petroleum and natural gas products storage facilities, terminals and pipelines. Together, these industries accounted for approximately 98%, 97% and 92% of our total revenues for fiscal years ended May 31, 2003, May 31, 2004 and May 31, 2005, respectively. Power industry related revenues accounted for approximately 14% of our total revenues in fiscal year 2005, 52% in fiscal year 2004, and 23% in fiscal year 2003. The significant decrease in power industry revenues is a result of the completion of two large power projects performed during fiscal 2004 that were assumed in connection with our acquisition of the Hake Group, Inc. in March 2003. These projects were not replaced by similar type projects in fiscal 2005.

These markets historically have been, and likely will continue to be, cyclical in nature and vulnerable to general downturns in the United States and Canadian economies, which could adversely affect the demand for our products and services. Occasionally, the timing of the demand for our products and services in certain of these markets, such as power generation facilities and petroleum refineries, can also be adversely affected during periods of strong economic growth as customers may postpone closing their facilities for maintenance, repair, turnaround or expansion projects while demand for their products remains high.

As a consequence of these and other factors, our results of operations have varied and are likely to continue to vary significantly depending on the demand for future projects from these industries.

Our results of operations depend upon the award of new contracts and the timing of those awards.

Our revenues are derived primarily from contracts awarded to us on a project-by-project basis. Generally, it is very difficult to predict whether and when we will be awarded a new contract since each potential contract typically involves a lengthy and complex bidding and selection process that may be affected by a number of factors, including changes in existing or assumed market conditions, financing arrangements, governmental approvals and environmental matters. Because our revenues are derived primarily from these contracts, our results of operations and cash flows can fluctuate materially from period to period depending on the timing of contract awards.

The uncertainty associated with the timing of contract awards also increases our cost of doing business, either over a short period or a comparatively longer term. For example, we may decide to maintain and bear the cost of a workforce in excess of our current contract needs in anticipation of future contract awards. If an expected contract award is delayed or not received, we could incur costs in maintaining an idle workforce that may have a material adverse effect on our results of operations. Or, we may decide that our long term interests are best served by reducing our workforce and incurring increased costs associated with severance and termination benefits which also could have a material adverse effect on our results of operations for the period when incurred.

The terms of our contracts could expose us to absorbing unforeseen costs and costs not within our control, which may not be recoverable and could adversely affect our results of operations and financial condition.

While the percentages may vary from period to period, over the long term, approximately 50% of our revenues have been derived from fixed-price contracts and 50% from cost-plus contracts. We expect this ratio to continue to be maintained at these levels. Under fixed-price contracts, we agree to perform the contract for a fixed-price and, as a result, can realize our expected profit or improve our expected profit by superior contract performance, productivity, worker safety and other factors resulting in costs savings. However, we could incur cost overruns above the approved contract price, which may not be recoverable. Under certain incentive fixed-price contracts, we may agree to share with a customer a portion of any savings we are able to generate while the customer agrees to bear a portion of any increased costs we may incur up to a negotiated ceiling. To the extent costs exceed the negotiated ceiling price, we may be required to absorb some or all of the cost overruns.

Fixed-price contract prices are established based largely upon estimates and assumptions relating to project scope and specifications and personnel and material needs. These estimates and assumptions may prove inaccurate or conditions may change, sometimes due to factors not within our control, resulting in cost overruns we are required to absorb that could have a material adverse effect on our business, financial condition and results of operations. In addition, our profits from these contracts could decrease and we could experience losses if we incur difficulties in performing the contracts or are unable to secure fixed-pricing commitments from our manufacturers, suppliers and subcontractors at the time we enter into fixed-price contracts with our customers.

Under cost-plus contracts, we perform our services in return for payment of our agreed upon reimbursable costs plus a profit. The profit component is typically expressed in the contract either as a percentage of the reimbursable costs we actually incur or is factored into the rates we charge for labor or for the cost of equipment and materials, if any, we are required to provide. Some cost-plus contracts provide for the customer’s review of the accounting and cost control systems used by us to calculate these labor rates and to verify the accuracy of the reimbursable costs invoiced. These reviews could result in reductions in amounts previously billed to the customer and in an adjustment to amounts previously reported by us as our profit on the contract.

Many of our fixed-price or cost-plus contracts require us to satisfy specified progress milestones or performance standards in order to receive a payment. Under these types of arrangements, we may incur significant costs for labor, equipment and supplies prior to receipt of payment. If the customer fails or refuses to pay us for any reason, there is no assurance we will be able to collect amounts due to us for costs previously incurred. In some cases, we may find it necessary to terminate subcontracts with suppliers engaged by us to assist in performing a contract and we may incur costs or penalties for canceling our commitments to them.

Many of our customers for power generation projects are project-specific entities that do not have significant assets other than their interest in the project. In these cases, we typically obtain a guaranty of the obligations of the project-specific entity from its more creditworthy parent entity. It may be difficult for us to collect amounts owed to us by these customers and their more creditworthy parent entity.

If we are unable to collect amounts owed to us under our contracts, we may be required to record a charge against previously recognized earnings related to the project, and our liquidity, financial condition and results of operations could be adversely affected.

We may encounter difficulties during the course of performing our contracts that may result in additional costs to us and in a reduction in our revenues and earnings that could have an adverse effect upon our financial condition and results of operations.

Many of our construction and repair and maintenance projects are performed over extended periods of time and involve complex design and engineering specifications. In these cases, it is common for us to perform work from time-to-time over the life of the project that is outside the scope of the original contract with the expectation of receiving a signed change order from the customer. Our contracts for these projects also often require us to provide extensive project management and to obtain machinery, equipment, materials and services from third parties or the customer. We may encounter difficulties in obtaining these products and services on a timely basis. In some cases, these third-party provided products may not perform as expected or the services delivered may not meet contract specifications. These performance failures and other factors, some of which are beyond our control, may result in delays and additional costs to us including, in some cases, the cost of procuring alternate product or service providers, which may adversely impact our ability to complete a project on budget and in accordance with the original delivery schedule. To the extent these and the other matters referred to in the next paragraph occur, we may seek to recover any increased costs incurred by us from the responsible party; however, we cannot assure you that we will be successful in recovering all or a part of these costs in any or all circumstances.

In certain circumstances, we guarantee project completion or the achievement of certain acceptance and performance testing levels by a scheduled date. Failure to meet schedule or performance requirements could result in additional costs to us, including the payment of contractually agreed liquidated damages. The amount of such additional costs could exceed our profit margins on the project. While we may seek to recover these amounts as claims from the supplier, vendor, subcontractor or other third party responsible for the delay or for providing non-conforming products or services, we cannot assure you that we will recover all or any part of these costs in all circumstances. Performance problems for existing and future projects could cause our actual results of operations to differ materially from those anticipated by us and could damage our reputation within our industry and our customer base.

Our use of percentage-of-completion accounting for fixed-price contracts and our reporting of profits for cost-plus contracts prior to contract completion could result in a reduction or elimination of previously reported profits.

A material portion of our revenues are recognized using the percentage-of-completion method of accounting. The percentage-of-completion accounting practices that we use result in our recognizing fixed-price contract revenues and earnings ratably over the contract term in the proportion that our actual costs bear to our estimated contract costs. The earnings or losses recognized on individual fixed-price contracts are based on estimates of contract revenues, costs and profitability. We review our estimates of contract revenues, costs and profitability on an ongoing basis. Prior to contract completion, we may adjust our estimates on one or more occasions as a result of change orders to the original contract, collection disputes with the customer on amounts invoiced or claims against the customer for increased costs incurred by us due to customer-induced delays and other factors.

Contract losses are recognized in the fiscal period when the loss is determined. Contract profit estimates are also adjusted in the fiscal period in which it is determined that an adjustment is required. No restatements are made to prior periods. Further, a number of our contracts contain various cost and performance incentives and penalties that impact the earnings we realize from our contracts, and adjustments related to these incentives and penalties are recorded in the period when estimable or finalized, which is generally during the latter stages of the contract.

As a result of the requirements of the percentage-of-completion method of accounting, the possibility exists, for example, that we could have estimated and reported a profit on a contract over several prior periods and later determined, usually near contract completion, that all or a portion of such previously estimated and reported profits were overstated. If this occurs, the full aggregate amount of the overstatement will be reported for the period in which such determination is made, thereby eliminating all or a portion of any profits from other contracts that would have otherwise been reported in such period or even resulting in a loss being reported for such period.

Our financial loss exposure on cost-plus contracts is generally limited to a portion of our profit on the contract. However, it is possible that the customer could successfully dispute the costs we believe we incurred on the contract or assert that our costs were excessive for reasons such as poor project management or labor productivity. In addition, some cost-plus contracts contain penalty provisions which require us to pay amounts to the customer for failure to achieve certain milestones or performance standards. To the extent we are not able to recover the full amount of our costs under a cost-plus contract, including as a result of payments by us under contract penalty provisions, there would be a reduction, or possibly an elimination, of previously recognized and reported earnings. In certain circumstances it is possible that such adjustments could be material to our operating results.

We may incur significant costs in providing services in excess of original project scope without having an approved change order.

After commencement of a contract, we may perform, without the benefit of an approved change order from the customer, additional services requested by the customer that were not contemplated in our contract price due to a change of mind by the customer or to incomplete or inaccurate engineering, project specifications and other similar information provided to us by the customer. Our construction contracts generally require the customer to compensate us for additional work or expenses incurred under these circumstances.

A failure to obtain adequate compensation for these matters could require us to record in the current period an adjustment to revenue and profit recognized in prior periods under the percentage-of-completion accounting method. Any such adjustments, if substantial, could have a material adverse effect on our results of operations and financial condition, particularly for the period in which such adjustments are made. We cannot assure you that we will be successful in obtaining, through negotiation, arbitration, litigation or otherwise, approved change orders from customers to pay us amounts adequate to compensate us for our additional work or expenses.

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements.

To prepare financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions, as of the date of the financial statements,

which affect the reported values of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. Areas requiring significant estimation by our management include:

•	contract expenses and profits and application of percentage-of-completion accounting;

•	costs and estimated earnings in excess of billings on uncompleted contracts;

•	provisions for uncollectible receivables and other collection disputes with customers for invoiced amounts;

•	the amount and collectibility of claims against customers, third-party suppliers, subcontractors and others for increased costs incurred by us that were caused by the actions or inactions of these parties, such as increased costs due to delays in their performance or to the failure of machinery, equipment and supplies provided by them to perform to agreed specifications;

•	provisions for income taxes and related valuation allowances;

•	recoverability of goodwill;

•	valuation of assets acquired and liabilities assumed in connection with business combinations; and

•	accruals for estimated liabilities, including litigation and insurance reserves.

Our actual results could differ from these estimates.

If we are unable to attract and retain qualified personnel, and in particular, project managers, our ability to manage the performance of our contracts and our business will be harmed, which would impair our future revenues and profitability.

Our ability to attract and retain qualified engineers, skilled craftsmen and other experienced professional personnel in accordance with our needs will be an important factor in determining our future profitability. The market for these professionals is competitive and the supply extremely limited, and we cannot assure you that we will be successful in our efforts to retain these personnel or to attract them when needed. Therefore, when we anticipate or experience growing demand for our services and those of our competitors, we may incur the cost of maintaining a professional staff in excess of our current contract needs in an effort to have available sufficient qualified personnel to address this anticipated demand.

Competent and experienced project managers are especially critical to the profitable performance of our contracts, and in particular, on our fixed-price contracts where superior execution of the contract can result in profits greater than originally estimated or where inferior contract execution can reduce or eliminate estimated profits or even produce a loss. Our project managers are involved in all aspects of contracting and contract performance including, among other things:

•	supervising the bidding process, including providing estimates of significant cost components such as material and equipment needs and the size and composition of the workforce;

•	negotiating contracts;

•	supervising contract performance, including performance by our employees, subcontractors and other third party suppliers and vendors;

•	determining the percentage of contract completion that is used by us to estimate amounts that can be reported as revenues and earnings on the contract under the percentage-of-completion method of accounting;

•	negotiating requests for change orders and the final terms of an approved change order; and

•	determining and documenting claims by us for increased costs incurred due to the failure of customers, subcontractors and other third-party suppliers of equipment and materials to perform on a timely basis and in accordance with contract terms.

Our projects expose us to potential professional liability, product liability, warranty and other claims, which could be expensive, damage our reputation and harm our business. We may not be able to obtain or maintain adequate insurance to cover these claims.

We construct, perform services at and, to a lesser extent, engineer large industrial facilities in which accidents or system failures can be disastrous. Any catastrophic occurrence in excess of our insurance limits at locations engineered or constructed by us or where our products are installed or services performed could result in significant professional liability, product liability, warranty and other claims against us by our customers, including claims for cost overruns and the failure of the project to meet contractually specified milestones or performance standards. Further, the rendering of our services on these projects could expose us to risks to, and claims by, third parties and governmental agencies for personal injuries, property damage and environmental matters, among others. Any claim, regardless of its merit or eventual outcome, could result in substantial costs to us, a substantial diversion of management’s attention and adverse publicity, particularly for claims relating to environmental matters where the amount of the claim could be extremely large. Insurance coverage is increasingly expensive. We may not be able to obtain or maintain adequate protection against the types of claims described above. If we are unable to obtain insurance at an acceptable cost or otherwise protect against the claims described above, we will be exposed to significant liabilities, which may materially and adversely affect our financial condition and results of operations.

We are susceptible to adverse weather conditions in our regions of operation, which may harm our business and financial results.

Our business may be adversely affected by severe weather, particularly in the Northeastern, East Coast and Midwest regions of the United States where we have significant operations. Repercussions of severe weather conditions may include:

•	curtailment of services;

•	suspension of operations;

•	weather related damage to our facilities;

•	inability to deliver machinery, equipment and materials to jobsites in accordance with contract schedules; and

•	loss of productivity.

Work stoppages and other labor problems could adversely affect us.

Some of our employees in the United States are represented by labor unions. A lengthy strike or other work stoppage on any of our projects could have a material adverse effect on our business and results of operations due to an inability to complete contracted projects in a timely manner. From time to time we have also experienced attempts to unionize certain of our non-union employees. While these efforts have achieved only limited success to date, we cannot provide any assurance that we will not experience additional and more successful union activity in the future.

We may incur unexpected liabilities associated with our acquisition of Hake Group, Inc.

In March 2003, we acquired all of the capital stock of Hake Group, Inc. and its subsidiaries. Pursuant to the acquisition agreement, the former stockholders of Hake Group, Inc. indemnified us against certain liabilities related to the ownership and operation of the business prior to our acquisition. A portion of the acquisition purchase price consisted of deferred payments in the aggregate principal amount of $10 million which serve as collateral for certain of the indemnification obligations of the former Hake Group stockholders. The deferred payments are payable in increasing annual installments over five years which, in turn, gradually reduces the amount of collateral remaining to secure any indemnification claims. We cannot assure you that the remaining outstanding amount of these deferred payments will be adequate to cover any valid indemnification claims or any exposure related to the indemnified liabilities.

There are integration and consolidation risks associated with our growth strategy. Future acquisitions may also result in significant transaction expenses and risks associated with entering new markets and we may be unable to profitably operate our business.

An aspect of our business strategy is to make strategic acquisitions in markets where we currently operate as well as in markets in which we have not previously operated. We may have difficulties identifying attractive acquisition candidates or we may be unable to acquire desired businesses on economically acceptable terms. Additionally, existing or future competitors may desire to compete with us for acquisition candidates that may have the effect of increasing acquisition costs or reducing the number of suitable acquisition candidates. We may not have the financial resources necessary to consummate any acquisitions or the ability to obtain the necessary funds on satisfactory terms. Any future acquisitions may result in significant transaction expenses and risks associated with entering new markets in addition to the integration and consolidation risks described above. We may not have sufficient management, financial and other resources to integrate future acquisitions. In the event we are unable to complete future strategic acquisitions, we may not grow in accordance with our expectations.

If we make any future acquisitions, we likely will have exposure to third parties for liabilities of the acquired business that may or may not be adequately covered by insurance or by indemnification, if any, from the former owners of the acquired business. Any of these unexpected liabilities could have a material adverse effect on us.

The loss of one or more of our significant customers could adversely affect us.

From time to time due to the size of one or more of our contracts, one or more customers have in the past and may in the future contribute a material portion of our consolidated revenues in any one year. Because these significant customers generally contract with us for specific projects, we may lose these customers from year to year as their projects with us are completed. If we do not replace them with other customers or other projects, our financial condition and results of operations could be materially adversely affected. Additionally, we have long-standing relationships with many significant customers. However, our contracts with these customers are on a project-by-project basis, and these customers may unilaterally reduce or discontinue their use of our services at any time. The loss of business from any one of these customers could have a material adverse effect on our business or results of operations.

Environmental factors and changes in laws and regulations could increase our costs and liabilities.

Our operations are subject to environmental laws and regulations, including those concerning:

•	emissions into the air;

•	discharges into waterways;

•	generation, storage, handling, treatment and disposal of hazardous materials and wastes; and

•	health and safety.

Our projects often involve highly regulated materials, including hazardous wastes. Environmental laws and regulations generally impose limitations and standards for regulated materials and require us to obtain permits and comply with various other requirements. The improper characterization, handling, or disposal of regulated materials or any other failure by us to comply with federal, state and local environmental laws and regulations or associated environmental permits could subject us to the assessment of administrative, civil, and criminal penalties, the imposition of investigatory or remedial obligations, or the issuance of injunctions that could restrict or prevent our ability to operate our business and complete contracted projects.

In addition, under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), and comparable state laws, we may be required to investigate and remediate regulated materials. CERCLA and these comparable state laws typically impose liability without regard to whether a company knew of or caused the release, and liability for the entire cost of a clean-up can be imposed upon any responsible party.

The environmental, workplace, employment and health and safety laws and regulations, among others, to which we are subject are complex, change frequently and could become more stringent in the future. It is impossible to predict the effect of any future changes to these laws and regulations on us. We cannot assure you that our operations will continue to comply with future laws and regulations or that these laws and regulations and/or a failure to comply with these laws will not significantly adversely affect our business, financial condition and results of operations.

Changes in environmental laws and regulations or a reduced level of enforcement of existing laws and regulations could adversely affect the demand for our services and our results of operations.

Changes in environmental laws and regulations that reduce existing standards and a reduced level of enforcement of these laws and regulations could adversely affect the demand by our customers for many of our services. Proposed changes in regulations and the perception that enforcement of current environmental laws has been less strict has decreased the demand for some of our services, as customers have anticipated and adjusted to the potential changes. Future changes could result in a decreased demand for some of our services. The ultimate impact of any such future changes will depend upon a number of factors, including the overall strength of the economy and customers’ views on whether new or more restrictive regulations will be adopted or whether there will be a relaxing of the requirements and levels of enforcement of existing regulations and the cost-effectiveness of remedies available under changed regulations. If proposed or enacted changes materially reduce demand for our environmental services, our results of operations could be adversely affected.

We face substantial competition in each of our business segments, which may have a material adverse effect on our business by reducing our ability to increase or maintain profitability.

We face competition in all aspects of our business from numerous regional, national and international competitors, many of which have greater financial and other resources than we do. Our competitors include well-established, well-financed concerns, both privately and publicly held, including many major power equipment manufacturers, engineering and construction companies and internal engineering departments at utilities and certain of our customers. The markets that we serve require substantial resources and particularly highly skilled and experienced technical personnel. We believe we compete primarily on the basis of price, customer satisfaction, our safety record and programs, the quality of our products and services and our ability to timely comply with project schedules. We may encounter increased competition from existing competitors or new market entrants in the future, which could have a material adverse effect on our business, financial condition or results of operations.

Risks Relating to our Common Stock

Our common stock, which is listed on the Nasdaq National Market, has from time-to-time experienced significant price and volume fluctuations. These fluctuations are likely to continue in the future, and our stockholders may not be able to resell their shares of common stock or other securities whose price is related to that of our common stock at or above the purchase price paid.

The market price of our common stock may change significantly in response to various factors and events beyond our control, including the following:

•	the risk factors described in this prospectus, including the liquidity issues described above;

•	a shortfall in operating revenue or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

•	general conditions in our customers’ industries; and

•	general conditions in the security markets.

Some companies that have volatile market prices for their securities have been subject to security class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial costs and a diversion of our management’s attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

Future sales of our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market or otherwise, either by us, a member of management or a major stockholder, including the holders of our recently issued convertible notes and the purchasers of our common stock in the October 2005 private placement, or the perception that these sales could occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

We may issue additional equity securities, which would lead to further dilution of our issued and outstanding stock.

The April 2005 issuance of convertible notes may cause an increase in the number of our shares of common stock outstanding of in excess of 37% of the number of shares then outstanding and the October 2005 private placement of common stock further increased the number of shares currently outstanding by approximately 13.2%. The issuance of additional common stock or securities convertible into our common stock would result in further dilution of the ownership interest in us held by existing stockholders. We are authorized to issue, without stockholder approval, 4,800,000 shares of preferred stock, no par value, in one or more series, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. Our Board of Directors has no present intention of issuing any such preferred stock series, but reserves the right to do so in the future. In addition, we are authorized to issue, without stockholder approval, a significant number of additional shares of our common stock and securities convertible into either common stock or preferred stock.

NO PROCEEDS

The common stock to be offered and sold using this prospectus will be disposed of by the selling stockholders named in this prospectus. We will not receive any proceeds from those sales.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference in this prospectus, includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or Securities Exchange Act. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may,” “estimate” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Any or all of our forward-looking statements in this prospectus and the documents incorporated by reference herein, and in any other public statements we make, may turn out to be wrong. Forward-looking statements reflect our current expectations and are inherently uncertain. Inaccurate assumptions we might make and known or unknown risks and uncertainties can affect the accuracy of our forward-looking statements. Consequently, no forward-looking statement can be guaranteed and our actual results may differ materially. Some important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include those described under “Risk Factors,” elsewhere in this prospectus as well as those contained in documents incorporated by reference into this prospectus.

We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our common stock is based on the provisions of our restated certificate of incorporation, bylaws and rights agreement and on applicable provisions of the Delaware General Corporation Law (“DGCL”) as in effect on the date of this prospectus. This information is not a complete recitation of every provision applicable to our common stock that is contained in our restated certificate of incorporation, bylaws and rights agreement or the DGCL. Our intent is to disclose in summary form the provisions contained in those documents and law relating to our common stock that we believe would be of material interest to a person considering an investment in our common stock. We encourage prospective investors to read these documents and the DGCL prior to making an investment in our common stock. For information on how to obtain copies of our restated certificate of incorporation, bylaws and rights agreement, see “Where You Can Find More Information.”

Authorized Capital

Currently, we have authority to issue 30,000,000 shares of common stock, $0.01 par value per share. As of October 11, 2005, 20,726,393 shares of our common stock were issued and outstanding. The outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities; however, the registered owner of each outstanding share of common stock currently has the right, subject to certain limitations and to the occurrence of certain events, to purchase for $40.00 one one-hundredth of a share of our Series B Junior Participating Preferred Stock. This right has been granted to registered owners of our common stock pursuant to our rights agreement dated November 2, 1999. The terms and provisions of our Series B Junior Participating Preferred Stock and the rights and limitations of the registered owners of our common stock to acquire and exercise the rights granted pursuant to our rights agreement are summarized below under the caption “Description of Capital Stock—Anti-Takeover Provisions—Rights Agreement.”

Voting Rights

Subject to the limitations imposed upon certain holders of our common stock pursuant to the terms of our rights agreement, the holders of shares of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of common stock do not have cumulative voting rights with respect to the election of directors or as to any other matter to be voted upon by the holders of common stock. The holders of a majority of the issued and outstanding shares of our common stock is required to amend our restated certificate of incorporation except that the holders of at least 66 2/3% of the issued and outstanding shares of our common stock is required to amend the provisions in our restated certificate of incorporation that:

•	authorize our board of directors to adopt a plan similar to that contained in our rights agreement;

•	prohibit stockholders from taking action by written consent;

•	authorizes only the Chairman of our Board of Directors to call a special meeting of stockholders only upon the request of a majority of the members of our board of directors;

•	limits the business to be conducted at any special meeting of stockholders to that business presented by the Chairman of the board of directors only upon the request of a majority of the members of our board of directors;

•	subject to the rights of holders of a series of preferred stock to elect additional directors under certain circumstances, limits the number of members of the board of directors to not less than three nor more than 15 as may from time to time be provided in our bylaws; and

•	requires the vote of holders of at least 66 2/3% of the issued and outstanding shares of our common stock to do or approve any of the foregoing.

Our bylaws may be amended by our board of directors without the vote or consent of the holders of our common stock.

Dividend and Liquidation Rights

Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors in its discretion from funds legally available. In the event of a liquidation, dissolution, or winding up of our company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Our credit agreement and our securities purchase agreement with the investors in the convertible notes each prohibit us from paying cash dividends on our common stock.

Diminution of Rights of Common Stock

The voting, dividend and liquidation rights of the holders of our common stock may be materially adversely diminished by the terms of any series of preferred stock that we may issue in the future. Our restated certificate of incorporation currently authorizes our board of directors to issue up to 4,800,000 shares of one or more series of preferred stock having such rights, privileges and preferences as may be determined by our board of directors in its discretion without the vote, consent or approval of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is UMB Bank, N.A.

Anti-Takeover Provisions

Provisions of the DGCL and of our restated certificate of incorporation, bylaws and rights agreement may delay, defer or prevent a change of control of our company.

Delaware General Corporation Law

Under the DGCL, most business combinations, including mergers, consolidations and sales of substantially all of the assets of a corporation, must be approved by the vote of the holders of at least a majority of the outstanding shares of common stock and any other affected class of stock of a Delaware corporation. The certificate of incorporation or bylaws of a Delaware corporation may, but are not required to, set a higher standard for approval of such transactions. Our restated certificate of incorporation and bylaws follow the statutory rule, requiring majority approval of a business combination. The DGCL also provides certain restrictions on business combinations involving interested parties. Under the DGCL, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on this provision of the DGCL to prevent or delay an acquisition of us.

In connection with the private placement of common stock on October 3, 2005, Tontine Capital Partners, L.P. increased its holdings to an amount in excess of 15% of our issued and outstanding common stock. Since, however, the board of directors specifically approved the transaction, the DGCL restrictions on business combinations involving interested parties will not apply to this stockholder.

Certificate of Incorporation and Bylaws

Our board of directors has the authority granted to it in our restated certificate of incorporation to issue up to 4,800,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights of those shares, without any further vote or action by our stockholders. The issuance of preferred stock may delay, defer or prevent a change in control. The terms of the preferred stock that might be issued could potentially make more difficult or expensive our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders.

Our stockholders must give written notice delivered to us no less than 80 days prior to the date of any annual meeting to nominate a candidate for director or to present a proposal to our stockholders to be considered at the meeting; provided that, if we give less than 90 days prior written notice of an annual meeting of stockholders, then stockholders must give written notice delivered to us no less than 10 days following the date of such written notice by us to nominate a candidate for director or to present a proposal to be considered by our stockholders at the meeting.

Stockholders do not have the right to call special meetings of stockholders. Only the Chairman of our board of directors upon the request of a majority of the board of directors may call a special meeting of stockholders. The only business that may be conducted at a special meeting of stockholders is the business presented at the meeting by the Chairman of our board of directors upon the request of a majority of the members of our board of directors. Actions may not be taken by stockholders by written consent in lieu of a meeting of stockholders.

Rights Agreement

Our restated certificate of incorporation, as amended, presently authorizes 300,000 shares of Series B Junior Participating Preferred Stock. Pursuant to the terms of our rights agreement, each outstanding share of common stock has the right to purchase for $40 one one-hundredths of a share of such junior preferred stock in the event a person or group of persons acquires beneficial ownership of 15% or more of our common stock or announces a tender offer that would result in a person or group acquiring beneficial ownership of 15% or more of our common stock. When issued upon the exercise of such right, each one one-hundredths of a share of such junior preferred stock entitles the holder thereof, other than a holder that is the person or group person that acquired or made a tender offer to acquire beneficial ownership of 15% or more of our common stock, to purchase additional shares of our common stock or of securities of a company controlled by such person or group that proposes a business combination with us, at a substantial discount from then current market prices. At any time prior to the rights to purchase the junior preferred stock becoming exercisable, we may redeem such rights for $0.01 per right and we may amend the terms relating to such rights without the consent or approval of the holders of our common stock.

In connection with the sale of convertible notes in April 2005 and common stock in October 2005, we amended the terms of the rights agreement. In general, the amendments render the provisions of the rights agreement inapplicable to the two transactions by exempting (i) the investors from the definition of “acquiring person” as a result of their purchase of the convertible notes and common stock in those transactions and (ii) Tontine Capital Partners, L.P. from the definition of “acquiring person” until such time as it increases its beneficial ownership to an amount in excess of 25% of our then-outstanding shares of common stock.

The above provisions contained in our restated certificate of incorporation, bylaws and rights agreement are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by them and to discourage certain types of transactions that may involve an actual or threatened change in control of our company in a manner deemed by our board of directors to not be in the best interests of our stockholders. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy contests. However, these provisions could have the effect of discouraging others from making tender offers for our shares and also may have the effect of preventing changes in our company or management.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders consist of shares of common stock issued in a private placement on October 3, 2005, which is more fully described under the heading “Matrix Service Company—Recent Events.” We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the beneficial ownership of common stock by the selling stockholders acquired in the October 3, 2005 private placement and otherwise, there are no material relationships between us and the selling stockholders or their affiliates.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder as of October 11, 2005.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

The selling stockholders may dispose of all, some or none of their shares in this offering. See “Plan of Distribution.”

Pursuant to the Registration Rights Agreement, we have registered on behalf of the selling stockholders the offer and resale of 2,307,692 shares covered by this registration statement of which this prospectus forms a part. We have registered the offer and resale of shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from the selling stockholders after the date of this prospectus to dispose of the shares.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Beneficially Owned After Offering(1)
Tontine Capital Partners, L.P.(2)	3,306,409	1,153,846	2,152,563
Steelhead Investments Ltd. (3)(4)	2,172,938	961,538	1,211,400
SRB Greenway Capital (QP), L.P.(5)	31,288	31,288	0
SRB Greenway Capital, L.P.(5)	4,373	4,373	0
SRB Greenway Offshore Operating Fund, L.P.(5)	2,800	2,800	0
Walker Smith Capital, L.P.(6)	8,450	8,450	0
Walker Smith Capital (QP), L.P.(6)	44,446	44,446	0
Walker Smith International Fund, Ltd.(6)	62,489	62,489	0
WS Opportunity Fund (QP), L.P.(7)	11,608	11,608	0
WS Opportunity Fund International, Ltd.(7)	15,727	15,727	0
WS Opportunity Fund, L.P.(7)	11,127	11,127	0

(1)

Assumes that each selling stockholder sells all shares of common stock covered by this registration statement. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any shares of our common stock, and each selling stockholder may decide to dispose of only a portion or none of its shares of our common stock that are registered under this registration statement.

(2)	Tontine Capital Management, L.L.C. (“TCM”), is the general partner of Tontine Capital Partners, L.P. (“TCP”). Jeffrey L. Gendell is the managing member of TCM and, in such capacity, has voting and investment control over the shares of common stock beneficially owned by TCP. TCM and Mr. Gendell expressly disclaim beneficial ownership of the shares of common stock beneficially owned by TCP except to the extent of their pecuniary interest.

(3)	HBK Investments L.P. may be deemed to have sole voting and sole dispositive power over the shares held by Steelhead Investments Ltd. pursuant to an Investment Management Agreement between HBK Investments L.P. and Steelhead Investments Ltd. Additionally, the following individuals may be deemed to have control over HBK Investments L.P.: Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar.

(4)	This selling stockholder has identified itself as an affiliate of a registered broker-dealer and has represented to us that such selling stockholder acquired its shares in the ordinary course of business and, at the time of the purchase of the shares, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the common stock. To the extent we become aware that such selling stockholder did not acquire its shares in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate an “underwriter” within the meaning of the Securities Act.

(5)	SRB Management, L.P. is the general partner of SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Offshore Operating Fund, L.P. BC Advisors, LLC is the general partner of SRB Management, L.P. Steven R. Becker is the sole principal of BC Advisors, LLC and, in such capacity, has voting and investment control over the shares of common stock beneficially owned by SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Offshore Operating Fund., L.P. Pursuant to a letter agreement, Steven R. Becker may collaborate with Reid S. Walker, G. Stacy Smith and Patrick P. Walker on investment strategies from time to time.

(6)	WS Capital Management, L.P. is the general partner of Walker Smith Capital, L.P. and Walker Smith Capital (Q.P.), L.P. and the agent and attorney-in-fact for Walker Smith International Fund, Ltd. WS Capital, L.L.C. is the general partner of WS Capital Management, L.P. Reid S. Walker and G. Stacy Smith are the controlling principals of WS Capital, LLC and, in such capacity, have voting and investment control over the shares of common stock beneficially owned by Walker Smith Capital, L.P., Walker Smith Capital (Q.P.), L.P. and Walker Smith International Fund, Ltd. Pursuant to a letter agreement, Reid S. Walker, G. Stacy Smith and Patrick P. Walker may collaborate with Steven R. Becker on investment strategies from time to time.

(7)	WS Ventures Management, L.P. is the general partner of WS Opportunity Fund, L.P. and WS Opportunity Fund (Q.P.), L.P. and the agent and attorney-in-fact for WS Opportunity Fund International, Ltd. WSV Management, LLC is the general partner of WS Ventures Management, L.P. Patrick P. Walker, Reid S. Walker and G. Stacy Smith are the controlling principals of WSV Management, LLC and, in such capacity, have voting and investment control over the shares of common stock beneficially owned by WS Opportunity Fund, L.P., WS Opportunity Fund (Q.P.), L.P. and WS Opportunity Fund International, Ltd. Pursuant to a letter agreement, Reid S. Walker, G. Stacy Smith and Patrick P. Walker may collaborate with Steven R. Becker on investment strategies from time to time.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits investors;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that the registration statement of which this prospectus forms a part is declared effective by the SEC;

•	broker dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Upon our being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon our being notified in writing by a selling stockholder that a donee or pledgee intends to sell shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to this registration statement, of which this prospectus forms a part.

We have advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Securities Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock. We and the selling stockholders have agreed to indemnify each other against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Once sold under this registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon by Conner & Winters, LLP, Tulsa, Oklahoma.

EXPERTS

The consolidated financial statements of Matrix Service Company appearing in Matrix Service Company’s Annual Report (Form 10-K) for the year ended May 31, 2005 (including schedule appearing therein), and Matrix Service Company management’s assessment of the effectiveness of internal control over financial reporting as of May 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon (which conclude, among other things, that Matrix Service Company did not maintain effective internal control over financial reporting as of May 31,2005, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weakness described therein), included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) that we have filed with the SEC under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered by this prospectus. Statements contained in this prospectus concerning the provisions of documents are not necessarily complete, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

We also file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement and the reports and other information we file with the SEC at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site which provides online access to reports, proxy and information statements and other information regarding companies that file electronically with the SEC at the address http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means we can disclose important business and financial information about us to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information included directly in this prospectus and any prospectus supplement. Information that we file later with the SEC will also automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below that we previously filed with the SEC (SEC File No. 1-15461) and all documents that we subsequently file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange

Act (other than Current Reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8-K) until the termination of the offering made under this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended May 31, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended August 31, 2005;

•	our Current Reports on Form 8-K filed on October 4, 2005, October 6, 2005 (other than the information furnished under Item 2.02 thereof) October 13, 2005 and October 24, 2005;

•	the description of our common stock contained in our registration statement on Form 8-A/A, filed with the SEC on September 28, 1990, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description; and

•	the description of our preferred stock purchase rights contained in our registration statement on Form 8-A dated November 9, 1999, including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description.

These filings have not been included in or delivered with this prospectus. We will provide to each person, including any beneficial owner to whom this prospectus is delivered, a copy of any or all information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings and the registration rights agreement at no cost, by writing or telephoning our corporate secretary at the following address:

Matrix Service Company

10701 E. Ute Street

Tulsa, Oklahoma 74116-1517

(918) 838-8822